January 31, 2006

United States
Securities & Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 3561
Attention: Kenya Wright Gumbs

Dear Ms. Wright Gumbs:

As per your request, Xfone, Inc. hereby acknowledges the following:

•	That Xfone, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;
•	That the staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•
That Xfone, Inc. may not and will not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to call our attorneys if you have any questions.

Sincerely,

By: /s/Alon Mualem
Alon Mualem,
Chief Financial Officer